APPENDIX A:
INVESTMENT RISKS

REAL ESTATE RISK

Mise is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Mise is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Mise to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED SERVICES

Mise operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

CHANGES IN ECONOMIC CONDITIONS COULD HURT MISE

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Mise 's financial performance or ability to continue to operate. In the event Mise ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Mise nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Mise or management), which is responsible for monitoring Mise 's compliance with the law. Mise will not be required to implement these and other investor protections.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not

guarantee that it will resume operations in the future.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Mise to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Mise , and the revenue of Mise can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

YOU DO HAVE A DOWNSIDE

Conversely, if Mise fails to generate enough revenue, you could lose some or all of your money.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Mise is significantly more successful than your initial expectations.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Mise needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Mise 's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of Mise 's management will coincide: you both

want Mise to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Mise to act conservative to make sure they are best equipped to repay the Note obligations, while Mise might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

UNINSURED LOSSES

Although Mise will carry some insurance, Mise may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Mise could incur an uninsured loss that could damage its business.

THE COMPANY MIGHT NEED MORE CAPITAL

Mise might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Mise is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Mise and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Mise is a newly established entity and therefore has no operating history from which forecasts could be projected with.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Mise 's management or vote on and/or influence any managerial decisions regarding Mise . Furthermore, if the founders or other key personnel of Mise were to leave Mise or become unable to work, Mise (and your investment) could suffer substantially.

COMPETITION

The market in which we operate is highly competitive and could become increasingly

competitive with new entrants in the market. Mise competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Mise 's core business or the inability to compete successfully against the with other competitors could negatively affect Mise 's financial performance.

CHANGES IN ECONOMIC CONDITIONS COULD HURT MISE

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Mise 's financial performance or ability to continue to operate. In the event Mise ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

LACK OF ONGOING INFORMATION

Mise will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Mise is allowed to stop providing annual information in certain circumstances.

CHANGES IN ECONOMIC CONDITIONS COULD HURT MISE

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Mise 's financial performance or ability to continue to operate. In the event Mise ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.